FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF SEPTEMBER 30, 2019

  Revenues increased by 15.1% as compared to the same period of last year reaching US$ 10.576 million explained mainly by higher revenues in Brazil and Argentina, and to a smaller degree in Peru.

  EBITDA increased by 25.2% reaching US$ 2,972 million, explained mainly by improved results in Brazil as a result of the incorporation of Enel Distribución Sao Paulo in June 2018. Furthermore, improved results in Argentina fundamentally explained by Edesur's agreement with the Argentine National State, which ended the outstanding reciprocal claims for the 2006-2016 period, with a positive effect of US$ 213 million, partially offset by the devaluation of the Argentine peso.

	EBITDA
Country	September 30
	2019	2018	Variation
	million US$		%
Argentina	431	235	83.3
Brazil	1,193	808	47.6
Colombia	959	951	0.8
Peru	411	399	3.1
Enel Américas (*)	2,972	2,374	25.2

(*) Includes Holding and elimination

  Operating Income (EBIT) increased by 26.4% reaching US$ 2,160 million mainly explained by an increased EBITDA offset by higher depreciation and amortization due to the incorporation of Enel Sao Paulo into the consolidation perimeter.

  Net income attributable to the parent company reached US$ 822 million, 60.3% more than in the same period of 2018, explained mainly by an improved income for the period in Enel Brasil as a result of the acquisition of Enel Sao Paulo, together with improved results in Argentina due to the regulatory agreement mentioned above.

  Net financial debt reached US$ 4,494 million, 30% lower than at the close of 2018, explained mainly by the payment of the debt in Enel Brasil for the acquisition of Enel Distribución Sao Paulo.

  CAPEX for the period reached US$ 1,078 million, similar to the US$ 1,069 for the same period of last year.

SUMMARY BY BUSINESS SEGMENT

Generation

EBITDA in the generation segment increased by 8.4% in comparison with the same period of last year, reaching US$ 1,186 million. It is explained by an improved performance in Brazil due to improvements in Fortaleza, and better results in Argentina, which was partially offset by the negative impact of currency devaluation.

Physical Data

	2018	2019	Var %
Total Sales (GWh)	48,555	54,396	12.0%
Total Generation (GWh)	30,502	31,418	3.0%

Distribution

EBITDA in the distribution segment was 38.4% higher than in the same period of 2018, reaching US$ 1,856 million; explained mainly by Brazil due to the consolidation of Enel Distribución Sao Paulo and the regulatory agreement signed by Edesur and the Argentine National State which led to other operational income of US$ 213 million. This was partially offset by the negative impact of currency devaluation mainly in Argentina. The consolidated number of clients increased by 85,965 while physical sales increased by 26.2% mainly due to Enel Sao Paulo.

Physical Data

	2018	2019	Var %
Total Sales (GWh)	71,004	89,584	26.2%
Number of Clients	24,486,424	24,572,389	0.4%

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents                                                 US$ 1,640 million

• Cash and cash equiv. + cash investments over 90 days    US$ 1,788 million

• Available committed lines of credit                                      US$ 1,010 million

➢  The average nominal interest rate in September 2019 increased from 7.2% to 7.3% during the same period of the previous year, primarily affected by a higher cost of the debt in Brazil. The above was partially offset by improved debt refinancing rates in Colombia and lower debt linked to the CPI in a period when inflation rate in Colombia increased.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•        Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has contracted cross currency swaps of US$ 809 million and forwards of US$ 353 million.

•        To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 315 million.

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.                 CHANGE OF PERIMETER

In April 2018 our subsidiary Enel Brasil S.A., through its vehicle Enel Sudeste S.A. launched the acquisition, via a voluntary Public Tender Offer, of Eletropaulo Metropolitana de Eletricidade de Sao Paulo (“Eletropaulo”), a Brazilian power distributor. The process concluded successfully on July 4, 2018, with the final acquisition of 95.05% of shareholding equity which corresponds to 156,158,581 shares for ~ US$ 1,840 million.

On September 19, 2018 the Board of Directors of Eletropaulo approved a share capital increase for the value of worth R$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste attended this capital increase, acquiring 33,164,964 new shares (approximately US $395 million) with which the company increased its participation to 95.88% in Eletropaulo.

On December 3, 2018, Eletropaulo was renamed as Enel Distribución Sao Paulo.

The impact of this operation, plus other information related to this acquisition, are detailed in note 6.2 of Enel Américas’ Consolidated Financial Statements as of September 2019.

II.               HIPERINFLATION IN ARGENTINA

As of July 2018, the Argentinean economy has been considered a hyperinflationary economy, according to the criteria set out in the international accounting standard no. 29 "Financial Information on Hyperinflationary Economies" (IAS 29). This resolution was carried out on the basis of a series of qualitative and quantitative criteria which include the presence of an accumulated inflation rate of over 100% in three years.

As established by IAS 29, the financial statements of the companies in which Enel Américas participates in Argentina were restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine Peso, on the closing date of these financial statements. Non-monetary assets and liabilities were restated as of February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina.

For the consolidation purposes in Enel Américas and as a result of the application of IAS 29, the results and the financial situation of our Argentine subsidiaries, were converted to the closing exchange rate ($Arg/USD) as of September 30, 2019 and 2018 pursuant to IAS 21 “Effects of variations in foreign currency exchange rates” when it comes to a hyperinflationary economy.

Previously, the results of the Argentine subsidiaries were converted at an average exchange rate for the period, as is the case for the conversion of the results for the rest of the Group's subsidiaries in other countries whose economies are not considered hyperinflationary.

For more information please consult Note 7 of Enel Américas’ Consolidated Financial Statements.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries and associates in these four countries.

The following tables show some key indicators, as of September 30, 2019 and 2018 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2019	2018	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	5,251	5,194	5.4%	5.1%
Enel Generación El Chocón S.A.	SIN Argentina	1,966	2,330	2.0%	2.3%
Central Dock Sud	SIN Argentina	2,757	3,131	2.8%	3.1%
Enel Generación Perú S.A. (Edegel)	SICN Peru	7,870	7,470	20.0%	19.8%
Enel Generación Piura S.A. (Piura)	SICN Peru	481	440	1.2%	1.2%
Emgesa S.A.	SIN Colombia	14,006	14,061	26.1%	27.3%
EGP Cachoeira Dourada S.A.	SICN Brazil	16,863	12,897	4.7%	3.7%
Enel Generación Fortaleza S.A.	SICN Brazil	3,548	2,085	1.0%	0.6%
EGP Volta Grande S.A.	SICN Brazil	1,653	946	0.5%	0.3%
Total		54,396	48,555

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2019	2018	2019	2018	2019	2018	2019	2018

Empresa Distribuidora Sur S.A. (Edesur)	12,751	13,615	15.1%	13.2%	2,488	2,548	694	654
Enel Distribución Perú S.A. (Edelnor)	6,149	5,984	8.2%	8.1%	1,431	1,417	2,405	2,390
Enel Distribución Río S.A.	8,303	8,192	22.1%	20.8%	2,883	2,967	2,993	3,040
Enel Distribución Ceará S.A.	8,916	8,688	13.7%	14.1%	3,902	3,948	3,453	3,544
Enel Distribución Goiás S.A.	10,503	10,168	12.1%	12.1%	3,088	3,002	2,711	2,742
Eletropaulo Metropolitana de Electricidade de Sao Paulo	32,290	13,913	9.5%	9.5%	7,278	7,190	1,084	959
Codensa S.A.	10,672	10,443	7.7%	7.9%	3,502	3,415	2,280	2,268
Total	89,584	71,004	12.6%	12.2%	24,572	24,486	15,620	1,468

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category, and by country as of September 30, 2019 and 2018.

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Sep-19	Sep-18	Sep-19	Sep-18	Sep-19	Sep-18	Sep-19	Sep-18	Sep-19	Sep-18	Sep-19	Sep-18	Sep-19	Sep-18

Generation	274	164	511	600	920	920	406	387	2,111	2,071	(587)	(514)	1,524	1,557
Regulated customers	-	-	328	189	502	524	211	221	1,041	934	(704)	(514)	337	420
Non regulated customers	-	-	157	321	313	337	173	158	643	816	117	-	760	816
Spot Market	274	164	17	90	105	59	15	5	411	318	-	-	411	318
Other Clients	-	-	9	-	-	-	7	3	16	3	-	-	16	3
					-
Distribution	740	709	4,785	3,810	1,017	1,069	676	646	7,218	6,234	(19)	-	7,199	6,234
Residential	338	255	2,675	1,773	574	528	355	337	3,942	2,893	(19)	-	3,923	2,893
Commercial	280	258	1,137	1,035	273	252	73	83	1,763	1,628	-	-	1,763	1,628
Industrial	93	80	374	330	108	102	137	122	712	634	-	-	712	634
Other	29	116	599	672	62	187	111	104	801	1,079	-	-	801	1,079
Less: Consolidation adjustments	-	-	(246)	(219)	(247)	(185)	(112)	(110)	(605)	(514)	605	514	-	-

Energy Sales Revenues	1,014	873	5,050	4,191	1,690	1,804	970	923	8,724	7,791	1	-	8,723	7,791

Variation in million US$ and %.	141	(16.2%)	859	20.5%	(114)	(6.3%)	47	5.1%	933	12.0%	1		932	12.0%

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on September 30, 2019 reached US$ 822 million; which represents a 60.3% increase in relation to the US$ 513 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on September 30, 2019 and 2018:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	September 2019	September 2018	Change	% Change

Revenues	10,576	9,192	1,384	15.1%
Sales	9,659	8,469	1,190	14.1%
Other operating income	917	723	194	26.9%
Procurements and Services	(6,284)	(5,666)	(618)	(10.9%)
Energy purchases	(4,523)	(4,059)	(464)	(11.4%)
Fuel consumption	(188)	(111)	(77)	(69.3%)
Transportation expenses	(832)	(730)	(101)	(14.0%)
Other variable costs	(741)	(766)	25	3.4%
Contribution Margin	4,292	3,526	766	21.7%
Personnel costs	(481)	(441)	(40)	(9.0%)
Other fixed operating expenses	(839)	(711)	(128)	(18.1%)
Gross Operating Income (EBITDA)	2,972	2,374	598	25.2%
Depreciation and amortization	(669)	(570)	(99)	(17.3%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(143)	(95)	(48)	(50.7%)
Operating Income	2,160	1,709	451	26.4%
Net Financial Income	(327)	(288)	(39)	(13.4%)
Financial income	359	226	133	58.6%
Financial costs	(918)	(724)	(194)	(26.9%)
Gain (Loss) for indexed assets and liabilities	124	122	2	(1.4%)
Foreign currency exchange differences, net	108	88	20	(22.5%)
Other Non Operating Income	1	2	(1)	(50.0%)
Others profit (loss)	1	2	(1)	(50.0%)
Net Income Before Taxes	1,834	1,423	411	28.9%
Income Tax	(613)	(564)	(49)	(8.7%)
Net Income from Continuing Operations	1,221	859	362	42.2%

NET INCOME	1,221	859	362	42.1%
Net Income attributable to owners of parent	822	513	309	60.3%
Net income attributable to non-controlling interest	399	346	53	15.3%

Earning per share (US$ /share)	0.01327	0.00892	0.00435	48.8%

(*) As of september 30, 2019 and 2018 the average number of paid and subscribed shares were 61,906,568,589 and 57,452,641,516, respectively.

For a better understanding of the effects of the application of IAS 29 in Argentina to the Enel Américas Group, the following is a summary of the results table:

CONSOLIDATED INCOME STATEMENT	09-30-2019 Enel Américas proforma without hyperinflation (in million of US$)	Aplication effect by IAS 29 (in million of US$)	Aplication effect by IAS 21 (in million of US$)	Adjustments	09-30-2019 Enel Américas reported (in million of US$)

	(i)	(ii)	(iii)	(iv)	(v)
Revenues	9,788	137	(266)	(128)	9,659
Other Operating Income	950	34	(67)	(33)	916
Revenues and Other Operating Income	10,737	171	(333)	(162)	10,576

Raw materials and consumables used	(6,341)	(103)	159	56	(6,284)
Contribution Margin	4,397	68	(174)	(105)	4,292

Other work perfomed by the entity and capitalized	135	4	(8)	(4)	131
Employee benefits expenses	(626)	(21)	34	13	(612)
Depreciation and amortization expense	(614)	(64)	9	(55)	(669)
Impairment loss recognized in the period's profit or loss	-	-	0	-	-
Other expenses	(145)	(5)	8	3	(142)
	(860)	(13)	33	20	(840)
Operating Income	2,287	(31)	(97)	(128)	2,160

EBITDA	3,047	39	(115)	(76)	2,972
					-838.947
Othe gains (losses)	(2)	2	0	3	0
Financial Income	370	14	(25)	(11)	359
financial Costs	(918)	(41)	42	0	(918)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1	-	(0)	(0)	0
Foreign currency exchange differences	128	4	(25)	(20)	108
Income (Loss) for indexed assets and liabilities	0	124	(0)	124	124

Income (loss) before taxes	1,865	72	(105)	(33)	1,834
Income tax expenses, continuing operations	(618)	(23)	28	5	(613)
Income from continuing operations	1,247	49	(77)	(28)	1,221
Income (loss) from discontinued operations	-	-	-	-	-
NET INCOME	1,247	49	(77)	(28)	1,221

Net Income attributable to:
Net Income attributable to Shareholders of Enel Américas	810	57	(45)	12	822
Net income attributable to non-controlling interests	439	(8)	(32)	(40)	399
NET INCOME	1,248	49	(77)	(28)	1,221

I.	It reflects what would have been the consolidated profit of Enel Américas as of September 30, 2019 in the event if the Argentine economy had not been considered hyperinflationary as defined by IAS 29.
II.

It corresponds to the IAS 29 adjustments, i.e. those arising from the restatement of non-monetary liabilities and assets as well as those accounts of results that do not specify a base already updated by inflation.

III.

It corresponds to the difference between converting the results of the Argentine subsidiaries at a closing exchange rate, as defined by IAS 21 when it comes to hyperinflationary economies, versus average exchange rates, which is the methodology previously applied to the Argentine subsidiaries and which is the current methodology for the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyperinflationary economies).

IV.	Sum of (ii) + (iii).
V.	Enel Américas’ results as of September 30, 2019.

EBITDA:

EBITDA during the period which ended on September 30, 2019 reached US$ 2,972 million, which represents a US$ 598 million increase, equivalent to a 25.2% increase in comparison to the US$ 2,374 million EBITDA for the period which ended on September 30, 2018.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment for periods that ended on September 30, 2018 and 2019, are presented below:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of September 30
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	284	166	118	70.5
Brazil	573	673	(100)	(14.8)
Colombia	946	953	(7)	(0.7)
Peru	427	431	(4)	(1.0)
Revenues Generation and Transmission businesses	2,230	2,223	7	0.3
Distribution business
Argentina	1,028	744	284	38.2
Brazil	6,016	4,846	1,170	24.1
Colombia	1,229	1,284	(55)	(4.3)
Peru	709	680	29	4.2
Revenues Distribution business	8,982	7,554	1,428	18.9
Less: consolidation adjustments and other activities	(636)	(585)	(51)	8.6
Total consolidated Revenues Enel Américas	10,576	9,192	1,384	15.2

Generation and Transmission businesses
Argentina	(78)	(13)	(65)	(500.9)
Brazil	(294)	(458)	164	35.9
Colombia	(341)	(340)	(1)	(0.5)
Peru	(156)	(144)	(12)	(8.0)
Procurement and Services Generation and Transmission businesses	(869)	(955)	86	9.0
Distribution business
Argentina	(569)	(448)	(121)	(26.9)
Brazil	(4,308)	(3,611)	(697)	(19.3)
Colombia	(717)	(779)	62	7.9
Peru	(460)	(461)	1	0.2
Procurement and Services Distribution business	(6,054)	(5,299)	(755)	(14.3)
Less: consolidation adjustments and other activities	639	588	51	(8.6)
Total consolidated Procurement and Services Enel Américas	(6,284)	(5,666)	(618)	10.9

Generation and Transmission businesses
Argentina	(24)	(25)	1	7.4
Brazil	(12)	(12)	0	3.2
Colombia	(21)	(22)	1	4.5
Peru	(20)	(22)	2	9.2
Personnel Exepenses Generation and Transmission businesses	(77)	(81)	4	5.2
Distribution business
Argentina	(82)	(106)	24	23.1
Brazil	(250)	(183)	(67)	(36.6)
Colombia	(32)	(33)	1	2.7
Peru	(20)	(19)	(1)	(8.9)
Personnel Exepenses Distribution business	(384)	(341)	(43)	(12.6)
Less: consolidation adjustments and other activities	(20)	(19)	(1)	(3.6)
Total consolidated Personnel Expenses Enel Américas	(481)	(441)	(40)	(9.0)

Continued:

	As of September 30
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(21)	(16)	(5)	(28.0)
Brazil	(17)	(16)	(1)	8.7
Colombia	(29)	(29)	0	1.5
Peru	(31)	(32)	1	1.5
Other Expenses Generation and Transmission businesses	(98)	(93)	(5)	(5.3)
Distribution business
Argentina	(105)	(65)	(40)	(61.4)
Brazil	(472)	(388)	(84)	(21.6)
Colombia	(77)	(84)	8	9.2
Peru	(33)	(36)	2	6.3
Other Expenses Distribution business	(687)	(573)	(114)	(19.9)
Less: consolidation adjustments and other activities	(54)	(45)	(9)	(20.3)
Total consolidated Other Expenses Enel Américas	(839)	(711)	(128)	(18.1)

EBITDA
Generation and Transmission businesses
Argentina	161	112	49	44.4
Brazil	250	186	64	34.6
Colombia	555	562	(7)	(1.3)
Peru	220	234	(14)	(5.9)
EBITDA Generation and Transmission businesses	1,186	1,094	92	8.4
Distribution business
Argentina	271	124	147	118.5
Brazil	986	663	323	48.7
Colombia	403	388	15	4.0
Peru	196	166	30	18.0
EBITDA Distribution business	1,856	1,341	515	38.4
Less: consolidation adjustments and other activities	(70)	(61)	(9)	(15.6)
Total consolidated EBITDA Enel Américas	2,972	2,374	598	25.2

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 161 million in September 2019 representing a US$ 49 million increase as compared to the same period of 2018. The main variables, by subsidiary, which explain this increase in the 2019 results are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 25 million, mostly attributable to higher revenues from high sale indexation to the US dollar and higher physical sales).

Enel Generación Costanera’s operating revenues increased by US$ 76 million, or 93.1 % in September 2019 in relation to the year before. This increase is principally explained by US$ 90 million of higher revenue attributable to the high indexation of sales to the evolution of the US dollar and higher physical sales for the period (57 GWh). In addition, a US$ 11 million increase in revenue of the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

The above was partially offset by US$25 million lower income as a result of the devaluation of the Argentine Peso in relation to the US Dollar.

Enel Generación Costanera’s Operating costs increased by a US$ 45 million due mainly to (i) higher gas consumption totaling US$ 29 million as a result of resolution No. 70/2018 which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and since December 2018 it has been carried out by the generation companies themselves, (ii) higher third-party costs associated with the purchase of fuel of US$ 4 million and (iii) US$ 12 million higher costs associated with the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

Enel Generación Costanera’s staff expenses decreased by US$ 1 million which is mainly explained by the US$ 6 million cost decrease as a result of the devaluation of the Argentine peso in relation to the US dollar. The above was partially offset by the US$ 5 million salary cost increase related to the country’s inflation.

Enel Generación Costanera’s other expenses by nature increased by US$ 7 million which is mainly explained by US$ 9 million higher costs due to technical services offset by US$ 2 million as a result of the devaluation of the Argentine peso in relation to the US dollar.

Enel Generación El Chocón: (Higher EBITDA of US$ 9 million mainly due to higher income as a result of higher indexation of sales to the US dollar)

Operating revenues of Enel Generación El Chocón increased by US$ 10 million in relation to the same period of last year, mostly because of (i) US$ 18 million income increase due to the high indexation of sales to the evolution of the US dollar, despite lower physical sales for the period (-365 GWh) and (ii) US$ 4 million of higher income associated with the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

The above was partially offset by a US$ 12 million decrease as a result of the devaluation of the Argentine peso in relation to the US dollar.

Operating costs in Enel Generación El Chocón increased by US$ 1 million, practically in line with the same period of last year.

Staff expenses in Enel Generación El Chocón were in line with the same period of last year.

Other expenses by nature in Enel Generación El Chocón were in line with the same period of last year.

Central Dock Sud: (Higher EBITDA de US$ 14 million due mainly to higher indexation of sales to the US dollar)

Dock Sud’s operating revenues increased by US$ 28 million, or 63.3%, in September 2019 in relation to the same period of the year before, which is explained by (i) a US$ 30 million income increase, attributable to the high indexation of sales to the evolution of the US dollar, despite lower physical sales for the period (-374 GWh) mainly due to the maintenance that took place in the gas turbine TG-10, (ii) US$ 7 million higher income associated with the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina and (iii) higher income of US$ 6 million because of the recognition of the incident in Turbine TG-09.

The above was partially offset by US$ 15 million lower income as a result the devaluation of the Argentine Peso in relation to the US Dollar.

Dock Sud’s operating costs increased by US$ 18 million as compared to the same period of the previous year mainly due to (i) higher gas consumption costs of US$ 16 million as a result of resolution No. 70/2018 which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and since December 2018 it has been carried out by the generation companies themselves and (ii) US$ 4 million higher costs associated with the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina. The above was offset mainly due to lower costs stemming from the devaluation of the Argentine peso in relation of the US dollar.

Dock Sud’s Staff expenses were in line with the same period of the year before.

Dock Sud’s other expenses by nature decreased by US$ 4 million explained mainly by the conversion effect originating in the devaluation of the argentine peso.

Enel Trading Argentina: (higher EBITDA of US$ 1 million mainly due to the effects of the devaluation of the Argentine peso).

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 250 million in September 2019 representing a US$ 64 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this increase of results in September 2019 are described below:

EGP Cachoeira Dourada S.A.: (US$ 17 million lower EBITDA due to effects of the devaluation of the Brazilian Real).

EGP Cachoeira Dourada’s operating revenues decreased by US$ 32 million, or 7.9%, in September 2019. This decrease is mostly explained by a US$ 30 million income decrease as a result of the 8% devaluation of the Brazilian Real in relation to the US dollar. Furthermore, revenue decreased by US$2 million as a result of the net effect of lower regulated prices and despite higher physical sales of energy (+3,966 GWh), due to a higher level of commercialization with regulated clients.

EGP Cachoeira Dourada’s operating costs decreased by US$ 14 million, or 4.6 % as of September 2019, mostly composed by a US$ 22 million decrease in the conversion effect as a result of the devaluation of the Brazilian Real, offset by higher energy purchases (+ 3,752 GWh) of US$ 8 million.

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

EGP Cachoeira Dourada’s other expenses by nature decreased by US$ 1 million mainly due to the decrease in the conversion effect as a result of the devaluation of the Brazilian Real in relation to the US dollar.

Enel Generación Fortaleza: (US$ 99 million higher EBITDA mainly due to higher energy sales)

Enel Generación Fortaleza’s operating revenues increased by US$ 59 million mostly due to US$ 76 million higher energy sales (+1,463 GWh) mainly as a result of higher demand during the period. The above was partially offset by (i) US$ 12 million stemming from the devaluation of the Brazilian Real in relation to the US dollar and (ii) US$ 5 million less insurance compensation linked to a fire in the generation plant.

Enel Generación Fortaleza’s operating costs decreased by US$ 40 million mainly because of lower energy purchases of US$ 50 million (+1,327 GWh) as a result of gas delivery by Petrobras and US$ 12 million lower costs related to the devaluation of the Brazilian Real in relation to the US Dollar.

The above was partially offset by US$ 22 million in higher gas consumption, also as a consequence of the restitution of the Petrobras service.

Enel Generación Fortaleza’s staff expenses were in line with the same period of the previous year.

 Enel Generación Fortaleza’s other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: (US$ 5 million lower EBITDA as a result of lower conversion effects resulting from the 8% devaluation of the Brazilian Real in relation to the US dollar) .

Enel Green Power Volta Grande (US$ 12 million lower EBITDA mainly due to lower prices in the spot market)

Enel Green Power Volta Grande's EBITDA reached US$ 42 million as of September 2019, representing a decrease of US$ 12 million from the same period of the year before. The main variables that explain this decrease in the 2019 are described below:

EGP Volta Grande’s operating revenues increased by US$ 14 million which corresponds to US$ 19 million in higher energy sales of 708 GWh, which includes energy purchased for sale to other group companies, with a neutral effect in results, offset by lower prices in the spot market. The above was partially offset by US$ 5 million due to lower conversion effects of the devaluation of the Brazilian Real in relation to the US dollar.

EGP Volta Grande’s operating costs increased by US$ 25 million which corresponds to higher energy purchases (+ 411 GWh), compared with the same period of last year.

EGP Volta Grande’s staff costs increased by US$ 1 million mainly to higher salaries.

EGP Volta Grande’s other expenses by nature were in line with the same period of the year before.

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 555 million in September 2019, which represents a US$ 7 million decrease in relation to the same period of the previous year. The main variables that explain this increase in the results are described below:

Emgesa SA: (US$ 7 million lower EBITDA mainly due to lower physical sales and the effects of the devaluation of the Colombian peso in relation to the US dollar)

Emgesa’s operating revenues decreased by US$ 7 million, or 0.7 % in September 2019. This decrease is mostly explained by (i) US$ 12 million lower income due to lower physical sales (- 55 GWh), (ii) a US$ 8 million decrease for indemnities and loss of profit recognized in 2018, corresponding to compensations for the Chivor tunnel accident that affected the Guavio Plant and (iii) a US$ 104 million decrease due to the conversion effects stemming from the 12.2 % devaluation of the Colombian peso in relation to the US dollar. The above was partially offset by US$ 111 million increase income due to tariff increase and US$ 6 million by higher gas sales.

Emgesa’s operating costs increased by US$ 1 million composed mainly by (i) US$ 30 million due to higher energy purchases as a result of a US$ 55 million cost increase for higher energy prices, offset by US$ 25 million for lower physical purchases (- 908 GWh) in the spot market, (ii) a US$ 7 million increase in the consumption of fuels associated with higher thermal generation, and (iii) an increase of US$ 6 million increase in transport costs. The above was partially offset by a US$ 40 million lower conversion effect due to the devaluation of the Colombian peso and lower provision and service costs of US$ 4 million.

Emgesa’s staff expenses decreased by US$ 1 million mostly due to lower conversion effects stemming from the devaluation of the Colombian peso.

Emgesa’s other expenses by nature were in line in relation to last year’s results.

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 220 million in September 2019, which represents a US$ 14 million decrease in relation to the previous year. The main variables, by subsidiary, that explain such a decrease in the 2019 results are described below:

Enel Generación Perú S.A.: (US$ 14 million lower EBITDA mostly because of lower income in tolls and lower revenue due to the Central Termica Ventanilla accident)

Enel Generación Perú’s operating revenues decreased by US$ 3 million, or 1% in September 2019. This decrease is mostly explained by (i) US$ 5 million decrease in toll revenues due to more free clients mainly in Cajamarquilla in 2018 to resolve some legal issues, and (ii) US$ 14 million lower income for provisions recognized in 2018 and related to the Central Termica Ventanilla accident, and (iii) US$ 7 million lower conversion effects of the 2% devaluation of the new Peruvian sol in relation to the US dollar. This is partially offset by higher energy sales of US$ 23 million corresponding to higher physical sales (+400 GWh) and higher average selling price.

Enel Generación Peru’s operating costs increased by US$ 10 million, or 7.5%, in September 2019 mostly composed by a US$ 9 million increase in tolls, US$ 1 million related to gas transport, and US$ 2 million higher costs of variable provisions and services. Partially offset by US$ 2 million lower costs due to lower oil consumption, explained by higher  hydroelectric generation.

Enel Generación Piura S.A.: (US$ 1 million higher EBITDA in line with the same period of last year)

Piura SA’s operating revenue increased by US$ 4 million mainly explained by higher energy and gas sales.

Piura S.A.’s operating costs increased by US$ 3 million explained by higher fuel consumption.

Chinango S.A.: (US$ 1 million lower EBITDA due mainly to lower physical energy sales and tolls)

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Higher EBITDA of US$ 147 million mainly due to the regulatory agreement with the Argentinean government)

EBITDA of our Argentinean subsidiary Edesur reached US$ 271 million in September 2019, which represents a US$ 147 million increase in relation to the same period of last year. The main variables that explain this increase in the September 2019 income are described below:

Edesur’s operating revenue increased by US$ 284 million, or 38.2 % in September 2019, of which (i) US$ 213 million is from a higher operating income as a result of the regulatory agreement signed between Edesur and the Argentine National State, which ended the outstanding reciprocal claims arising in the transition period 2006-2016, (ii) higher revenues from energy sales of US$ 197 million, of which US$ 212 million corresponds to a tariff increase, offset by lower physical sales of US$ 15 million (-864 GWh), (iii) US$ 6 million in toll price increases, mainly due to inflation, and (iv) higher revenues of US$ 95 million from CPI update from the date of their accrual as a result of the application of IAS 29 in Argentina.

The above was partially offset by US$ 227 million from lower conversion effect due to the devaluation of the Argentine peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 121 million, or 26.9 % explained by (i) US$ 251 million due to an increase in energy purchases, of which US$ 221 million is related with an increase in energy prices and US$ 55 million in higher costs due to the CPI upgrade from the date of their accrual also originating in the application of IAS 29 in Argentina, offset by lower physical purchases of energy for US$ 25 million and (ii) a US$ 7 million increase for the rental of electricity equipment and other expenses.

The above was partially offset by lower conversion effects totaling US$ 137 million as a result of the devaluation of the argentine peso in relation to the US dollar.

Edesur’s staff expenses decreased by US$ 24 million of which US$ 32 million correspond to lower conversion effects as a result of the devaluation of the Argentine Peso in relation to the US Dollar and US$ 8 million from the increase in labor costs. The above was offset mainly by (i) a US$ 11 million in staff salary increases mainly due to inflation and (ii) a US$ 5 million increase from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29 in Argentina.

Edesur’s Other expenses by nature increased by US$ 40 million mainly due to higher costs for the services of network maintenance and network renewal totaling US$ 53 million, and US$ 7 million in higher expense by nature due to the CPI update as of the date of accrual also stemming from the application of IAS 29 in Argentina offset by lower conversion effects of US$ 20 million due to the devaluation of the Argentine peso.

Energy losses increased by 1.9 p.p. reaching 15.1 % as of September 2019. The number of Edesur’s clients as of September 2019 reached 2.49 million which represents a decrease of 60,000 in relation to the same period of the year before.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 986 million in September 2019, which represents a US$ 323 million increase in relation to the previous year. The main variables, by subsidiary, that explain such an increase in the September 2019 income are described below:

Enel Distribución Río S.A.: (Higher EBITDA of US$ 9 million, mostly attributable to higher income stemming from tariff recovery offset by the effects of the devaluation of the Brazilian Real).

Enel Distribución Rio’s operating revenue was in line with the income for the same period of the previous year, mainly because:

Lower energy sales of US$ 3 million mainly attributable to the following effects: (i) US$ 52 million lower tax revenues received from research and developments and energy efficiency, (ii) lower conversion effects of US$ 63 million, due to the 8% devaluation of the Brazilian Real in relation to the US dollar, and (iii) lower PIS/COFINS tax revenues of US$ 14 million. This was partially offset by US$ 126 million due to the effect of higher tariff recovery.

On the other hand, other services increased by US$ 6 million mainly explained by greater toll revenue of US$ 14 million and higher mutual support revenue of US$ 2 million. The above was partially offset by lower conversion effects of US$ 10 million, due to the devaluation of the Brazilian Real in relation to the US dollar.

Finally, other operating income decreased by US$ 3 million, explained by US$ 10 million of lower income due to the devaluation of the Brazil real in relation of the US dollar, offset by higher construction revenues of US$ 7 million, stemming from the application of IFRS 12 "Services Grant Agreements" (hereinafter "IFRS 12").

Enel Distribución Rio’s operating costs decreased by US$ 8 million or 0.9 % in September 2019, mainly explained by:

Energy purchases increased by US$ 6 million, a variation explained by: (i) an increase of US$ 45 million from higher regulated industrial tariff prices and hydrological risk and (ii) US$ 39 million from lower conversion effects due to the devaluation of the Brazilian Real.

Energy transport costs decreased by US$ 9 million mainly due to the lower conversion effects caused by the devaluation of the Brazilian Real.

A US$ 4 million decrease in other variable supplies mainly due to US$ 11 million for lower conversion effects arising from the devaluation of the Brazilian Real, offset by US$ 7 million for higher costs associated with construction services under IFRS 12.

Staff expenses at Enel Distribución Río decreased by US$ 5 million, mainly due to the lower conversion effects caused by the devaluation of the Brazilian Real.

Enel Distribución Rio’s other expenses by nature increased by US$ 3 million due mainly to US$ 11 million from higher costs of provisions for litigation risks and US$ 1 million of maintenance costs from third parties, offset by US$ 9 million from lower conversion effects of the devaluation of the Brazilian Real.

Energy losses increased by 1.2 p.p. reaching 22.1 % in September 2019. As of September 2019, Enel Distribución Río had 2.88 million clients, which represented a decrease of 84,000 as compared to the same period of the previous year.

Enel Distribución Ceará S.A.: (lower EBITDA de US$ 7 million mainly due to the effects of the devaluation of the Brazilian Real in relation to the US dollar and higher energy purchases)

Enel Distribución Ceará’s operating revenue decreased by US$ 51 million, or 4.9 % in September 2019, mostly due to:

Energy sales decreased by US$ 40 million mainly due to (i) US$ 58 million from lower conversion effects due to devaluation of the Brazilian Real, (ii) US$ 7 million in income from taxes received from development and energy efficiency, and (iii) US$ 5 million lower income from subsidies and other income This is partially offset by an increase in physical energy sales of US$ 30 million (+ 228 GWh).

Other services increased by US$ 30 million as a result of US$ 35 million in higher income from tolls offset by US$ 5 million due to lower conversion effects as a result of the devaluation of the Brazilian Real.

Other operating income decreased by US$ 44 million mainly due to US$ 30 million from lower construction revenue from the application of IFRS12 and US$ 14 million for lower conversion effects due to the devaluation of the Brazilian Real.

Enel Distribución Ceará’s operating costs decreased by US$ 42 million or 5.5 % in September 2019, which is mainly explained by US$ 6 million in lower transport costs, a US$ 30 million increase in construction costs from IFRS 12 application and US$ 59 million due to lower conversion effects because of the devaluation of the Brazilian Real. This was offset by US$ 53 million from a higher demand and higher prices from regulated industrial tariffs.

Enel Distribución Ceará’s staff expenses in line with the same period of the previous year.

Enel Distribución Ceará’s other expenses by nature decreased by US$ 2 million mostly because of US$ 7 million due to the lower conversion effects caused by the devaluation of the Brazilian Real in relation to the US dollar offset by a US$ 5 million increase from higher third-party service costs for the maintenance of lines and networks and other services.

Energy losses decreased by 0.4 p.p. reaching 13.7% as of September 2019. Enel Distribución Ceará had 3.90 million clients in September 2019 which represented a decrease of 46,000 new clients as compared to the same period of the previous year.

Enel Distribución Goiás: (higher EBITDA of US$ 8 million mainly due to higher physical sales and lower transport costs)

Enel Distribución Goiás’ operating revenue decreased by US$ 5 million , which is mainly explained by US$ 85 million related to lower conversion effects stemming from the devaluation of the Brazilian Real which was partially offset by (i) higher energy sales of US$ 51 million explained by higher physical sales (+335 GWh) and tariff increases, (ii) a US$ 29 million increase in other services mainly explained by an increase in toll revenues due to tariff readjustments for free clients whose number also increased in relation to the previous period.

Enel Distribución Goiás’ operating costs decreased by US$ 38 million, explained by (i) US$ 62 million from lower conversion effects due to the devaluation of the Brazilian Real and (ii) US$ 14 million from lower transport costs. This is partially offset by (i) higher energy purchases of US$ 8 million to meet increased demand, and (ii) increase in other variable supplies and services of US$ 30 million mainly for lower construction costs as per the application of IFRS 12 which total US$ 27 million, plus other third-party services totaling US$ 3 million.

Enel Distribución Goiás’ staff costs decreased by US$ 1 million due mainly to lower conversion effects due to the devaluation of the Brazilian Real.

Enel Distribución Goiás’ other expenses by nature increased by US$ 25 million due mainly to higher costs of services for meter reading and client assistance and PIS/COFINS taxes totaling US$ 32 million, offset by US$ 7 million from lower conversion effects due to the devaluation of the Brazilian Real.

Energy losses did not vary in relation to the same period of the year reaching 12.1% as of September 2019. As of September 2019, Enel Distribución Goiás had 3.09 million clients which represented an increase of 86,000 new clients as compared to the same period of the previous year

Enel Distribución Sao Paulo: (former Eletropaulo a company entered into the consolidation parameter in June 2018. US$ 312 higher EBITDA)

Enel Distribución Sao Paulo’s operating revenue was US$ 2,748 million corresponding to an increase of US$ 1,227 million compared to the previous period, in which only four months of results were consolidated at the level of Enel Américas. The main variations are explained below: (i) energy sales of US$ 1,128 million, equivalent to higher physical sales of 18,377 GWh, (ii) US$ 178 million in other services which corresponds to toll service revenues, and (iii) other operating income of US$ 34 million, of which US$ 20 million is explained by construction revenue related to IFRS12 and client penalty revenues of US$ 14 million. The above was offset by lower revenues of US$ 113 million as a result of the conversion effects due to the devaluation of the Brazilian Real.

Enel Distribución Sao Paulo’s operating costs were US$ 2,017 million with a US$ 785 million increase in relation to the same period of last year and is mainly explained by: (i) higher energy purchases of US$ 695 million, (ii) US$ 162 million in transport costs and (iii) other variable supplies and services of US$ 19 million which mainly corresponds to the IFRS 12 application. The above was offset by lower costs of US$ 91 million due to the conversion effects due to the devaluation of the Brazilian Real.

Enel Distribución Sao Paulo’s staff costs reached US$ 156 million and in relation to the same period of last year they increased by US$ 72 million.

Enel Distribución Sao Paulo’s other expenses by nature correspond to US$ 138 million with a US$ 58 million increase in relation to the same period of last year, mainly due to higher third-party service costs for the maintenance of lines and networks and other services.

Energy losses during September 2019 did not vary in relation to the same period of the year before and reached 9.5 % in September 2019. The number of customers of Enel Distribución Sao Paulo reached 7.28 million as of September 2019, representing an increase of 88 thousand new customers compared to the same period of the previous year.

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 403 million in September 2019, which represents a US$ 15 million increase in relation to the same period of the previous year. The main variables that explain such increase in the September 2019 results are described below:

Codensa S.A.: (US$ 15 million higher EBITDA mostly explained by higher energy sales due to increased average sale price).

Codensa’s operating revenue decreased by US$ 55 million, or 4.3 % as of September 2019, and mainly accounted for by US$ 140 million from lower conversion effects, due to the 12.2 % devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i) a US$ 64 million increase from higher average price and higher physical sales (+229 GWh), and (ii) a US$ 21 million increase attributable to revenue from the rental of posts and ducts, lines and networks.

Codensa’s operating costs decreased by US$ 62 million or 7.9 % as of September 2019 and is mainly explained by US$ 85 million lower conversion effects due to the devaluation of the Colombian peso against the US dollar. The above was partially offset by (i) US$ 14 million increase in greater energy purchases, mainly due to higher average price of energy and (ii) a US$ 9 million increase in transport costs.

Codensa’s staff expenses decreased by US$ 1 million as a consequence of a US$ 4 million due to the devaluation of the Colombian peso offset by US$ 3 million from the increase in salaries and wages mainly due to inflation readjustment and increased staff numbers in relation to the same period of the previous year.

 Codensa’s other expenses by nature decreased by US$ 8 million arising from the lower conversion effects due to the devaluation of the Colombian peso against the US dollar

Energy losses in September 2019 decreased by 0.1 p.p. and reached 7.7%. Codensa had 3.5 million clients as of September 2019 which represents an increase of 87,000 new clients, as compared to the same period of the previous year.

Peru

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 196 million in September 2019 which represents a US$ 30 million increase in relation to the same period of the previous year.

Enel Distribución Peru S.A.: (US$ 30 million higher EBITDA mainly due to higher physical sales and tariff increases).

Enel Distribución Perú’s operating revenue increased by US$ 29 million principally explained by higher energy sales of US$ 42 million of which US$ 16 million relates to tariff increases and US$ 26 million to higher physical sales (+165 GWh) offset by US$ 13 million related to lower conversion effects due to the 2 % devaluation of the new Peruvian sol in relation to the US dollar.

Enel Distribución Perú’s operating costs decreased by US$ 1 million which is mainly explained US$ 9 million from lower conversion effects due to the valuation of the new Peruvian sol offset by US$ 5 million from higher energy purchases and US$ 3 million of higher variable costs for line connections and maintenance charges.

Enel Distribución Perú’s staff expenses increased by US$ 2 million mainly due to end of contract payments and others.

Enel Distribución Perú’s other expenses by nature decreased by US$ 2 million mainly due to lower costs related to the management of energy losses.

Energy losses in September 2019 increased by 0.2 p.p. reaching 8.2%. Enel Distribución Perú had 1.43 million clients in September 2019 which represents an increase of 14,000 new clients, as compared to the same period of the previous year.

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of September 30, 2019 and 2018.

	As of September 30, 2019			As of September 30, 2018
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	161	(60)	101	112	(56)	56
Brazil	250	(25)	225	186	(24)	162
Colombia	555	(55)	500	562	(57)	505
Peru	220	(50)	170	234	(48)	186
Total Generation and Transmission	1,186	(190)	996	1,094	(185)	909

Distribution
Argentina	271	(69)	202	124	(54)	70
Brazil	986	(407)	579	663	(288)	375
Colombia	403	(98)	305	388	(95)	293
Peru	196	(46)	150	166	(43)	123
Total Distribution	1,856	(620)	1,236	1,341	(480)	861
Less: consolidation adjustments and other activities	(70)	(2)	(72)	(61)	-	(61)
Total Consolidated Enel Américas	2,972	(812)	2,160	2,374	(665)	1,709

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 812 million in September 2019 which represents a US$ 147 million increase in relation to the same period of 2018.

Depreciation and amortization reached US$ 669 million in September 2019 representing a US$ 99 million increase compared to same period of 2018. The above is mainly explained by (i) a US$ 90 million increase in the Grupo Enel Brasil principally due to the incorporation of Enel Distribución Sao Paulo into the Consolidation perimeter totaling US$ 68 million in relation to the first quarter of 2018 and US$ 18 million Enel Distribución Río for increased activations and (ii) a US$ 10 million increase in Argentinean subsidiaries from higher depreciation as a result of the application of IAS 29, mostly Edesur with US$ 6 million and Dock Sud with US$ 4 million.

At the same time, impairment from the application of IFRS 9 on financial assets reached US$ 142 million in September 2019 representing a US$ 48 million net increase in relation to the same period of 2018.

The increased impairment losses can be mainly explained by (i) US$ 32 million in Grupo Enel Brasil mainly due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter that contributed US$ 31 million as of September 2018, and (ii) US$ 3 million in Codensa,  US$ 4 million in Grupo Enel Perú  and (iv) US$ 16 million in Edesur offset by US$ 7 million from lower conversion effects due to the devaluation of the Argentine peso in relation to the US dollar.

The following table shows the consolidated non-operating income from continued activities for the periods ended September 30, 2019 and 2018:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of September 30
	2019	2018		Variation	Variation
	(US$ million)%
Financial Income
Argentina	100	49		51	104.1
Brazil	232	161		71	44.1
Colombia	10	15		(5)	(33.3)
Peru	6	6		-	-
Consolidation adjustments and other activities	11	(5)		16	312.1
Total Financial Income	359	226		133	58.6
Financial Costs
Argentina	(184)	(127)		(57)	(44.9)
Brazil	(566)	(433)		(133)	(30.7)
Colombia	(116)	(136)		20	14.7
Peru	(30)	(24)		(6)	(25.0)
Consolidation adjustments and other activities	(22)	(4)		(18)	(450.0)
Total Financial Costs	(918)	(724)		(194)	(26.9)
Foreign currency exchange differences, net
Argentina	89	123		(34)	27.6
Brazil	7	(28)		35	(125.0)
Colombia	(2)	(1)		(1)	(100.0)
Peru	-	2		(2)	100.0
Consolidation adjustments and other activities	14	(8)		22	(273.9)
Total Foreign currency exchange differences, net	108	88		20	(22.5)
Gain (Loss) for indexed assets and liabilities	124	122		2	1.4
Net Financial Income Enel Américas	(327)	(288)		(39)	(13.4)

	As of September 30
	2019	2018		Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-		-	-
Brazil	-	1		(1)	(100.0)
Colombia	-	-		-	-
Peru	-	-		-	-
Menos: Ajustes de consolidación y otras actividades de negocio	-	-		-	-
Total Other Gain (Losses)	-	1		(1)	(100.0)
Share of profit (loss) of associates accounted for using the equity method:			0
Argentina	1	1		-	-
Brazil	-	(0)		0	(100.0)
Colombia	-	-		-	-
Peru	-	-		-	-
Less: consolidation adjustments and other activities	(0)	0		(0)	-
Total Share of profit (loss) of associates accounted for using the equity method	1	1		(0)	(100.0)

Total Non Operating Income	1	2		(1)	(50.0)

Net Income Before Taxes	1,834	1,423		411	28.9
Income Tax
Enel Américas (holding)	10	(3)		13	100.0
Argentina	(119)	(140)		21	(15.0)
Brazil	(187)	(85)		(102)	(120.0)
Colombia	(226)	(245)		19	7.8
Peru	(91)	(91)		0	0.3
Total Income Tax	(613)	(564)		(49)	(8.5)
Net Income after taxes	1,221	859		362	42.1
Profit (Loss) from discontinued operations, after taxes	-	-		-	-
Net Income	1,221	859		362	42.1
Net Income attributable to owners of parent	822	513		309	60.3
Net income attributable to non-controlling interest	399	346		53	15.2

Financial Income

Financial income reached a US$ 327 million loss as of September 2019, which represents a US$ 39 million increase in relation to the financial income registered in September 2018. The foregoing is mostly explained by:

(a) Higher financial income of US$ 133 million in September 2019 mainly due to (i) US$ 48 million attributable to Enel Distribución Sao Paulo, a company incorporated into the consolidation perimeter in June 2018, mainly from financial income from the application of IFRS 12 and regulatory assets by US$ 26 million, interests from commercial receivables of US$ 10 million and updates of recoverable taxes of US$ 7 million , (ii) US$ 23 million in Enel Generación Fortaleza from financial updates of PIS/COFINS taxes receivable and (iii) higher revenues in Grupo Generación Argentina of US$ 47 million, mainly from accounts receivable from VOSA totaling US$ 45 million, the difference corresponding to bank collocations, (iv) Enel Américas of US$ 7 million, interests accrued from bank collations and (v) Enel Brasil of US$ 7 million for interests accrued from bank collocations.

(b) US$ 194 million increase in financial expenses mainly attributable to: (i) US$ 61 million higher expenses due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter in June 2018, that correspond mainly to the US$ 29 million of its financial debt, US$ 12 million of financial update of civil provisions, a US$ 31 million of post-employment provisions , and all the above offset by US$ 8 million due to the conversion effect of the devaluation of the Brazilian Real and (ii) higher financial expenses in Enel Brasil of US$ 115 million related to the debt with Enel Finance International for the purchase of Enel Distribución Sao Paulo.

(c) a US$ 2 million increase in results from readjustments corresponding to the profit generated by the application of IAS 29 in Argentina and reflecting the net balance arising from implementing inflation to non-monetary assets and liabilities and result accounts that are not determined on a current basis converted to US Dollars at year-end Exchange rate.

(d) US$ 20 million improved revenue from exchange rate difference as compared to the year before, mainly due to positive exchange rates of US$ 79 million for transactions between related companies denominated in US$, highlighting US$ 46 million generated from financing staked by Enel Américas to Enel Brazil and US$ 33 million generated in loans from Enel Cien and its subsidiaries TESA and CTM. This is partially offset by US$ 59 million as a result of the devaluation of the Argentine peso against the US dollar

Corporate Taxes

The gains tax levied on companies’ profits increased by US$ 49 million in relation to the same periodo of the same year, mainly due to: Increased expenses in (i) In the Rio  Distribución of US$ 9 million, mainly explained by improved financial results, (ii) Enel  Generación Fortaleza of US$ 40 million for improved financial results, (iii) Enel  Distribución Sao Paulo for US$ 63 million for better financial results (company entered the consolidation perimeter as of the month of June 2018), (iv) Edesur for US$ 6 million, mainly explained by better financial results as a result of the regulatory agreement signed by Edesur with the Argentine State totaling US$ 70 million, offset by US$ 47 million in higher costs and financial expenses and US$ 17 million of higher expenses from the hyperinflation tax in 2018, (v) Enel Generación Costanera of US$ 5 million, mainly explained by US$ 19 million from improved results compared to the year before and US$ 6 million due to the conversion effects stemming from the devaluation of the Argentine peso against the US dollar, offset by a US$20 million tax benefit from the reassessment of its non-monetary assets and liabilities.

The above offset by lower tax expenses in (i) Central Dock Sud of US$ 25 million, explained mainly by a tax benefit arising from the reassessment of its non-monetary assets and liabilities, (ii) Enel Generación el Chocón of US$ 9 million, mainly explained by lower conversion effects due to the devaluation of the Argentine peso against the US dollar, (iii) lower spending in Enel Américas of US$ 12 million, mainly for tax repayment for prior period totaling US$8 million and US$ 4 million higher tax credit ,(iv) US$9 million lower taxes in Codensa and US$ 12 million in Emgesa for downgraded corporate tax rate from 37% to 33% and (v) US$ 6 million less in financial results in Enel Cien. .

ANALYSIS OF THE FINANCIAL STATEMENT

Assets
	September 2019	December 2018	Variation	Variation
	(US$ million)%

Current Assets	6,289	6,384	(95)	(1.5%)
Non current Assets	21,591	21,012	579	2.8%

Total Assets	27,880	27,396	484	1.8%

Enel Américas’ total assets as of September 30, 2019 increased by US$ 484 million as compared to the total assets held on December 31, 2018, mainly as a result of:

      Current assets decreased by US$ 95 million, equivalent to 1.5%, mostly explained by:

•        A US$ 264 million cash and cash equivalents decrease composed mainly of: (i) US$ 1,346 net income from operational flows corresponding to charges for sales and services, net of supplier payments and others, (ii) US$ 404 million in net outgoings for financing activities corresponding to: US$ 3,020 million finance for a Public Offer launched by Enel Américas, US$ 4,318 million for financing of which US$ 3,006 million correspond to bank loans, US$ 1,311 million to bonds. This was partially offset by loan payments of US$ 4,091 million, which includes US$ 3,098 million in bank credit payments, US$ 945 million in bonds and US$ 48 million from other sources of financing, dividend payment of US$ 635 million, interest payment of US$ 499 million, lease liability payments of US$40 million, debt payment with Enel Finance International (EFI) for the purchase of Eletropaulo for US $2,487 million, which was carried out with funds raised by a Capital Increase in Enel Américas, and Other Cash Inflows of US$ 10 million and (iii) US $1,097 million in net cash outflows corresponding to: disbursements for the incorporation of plant, equipment and properties totaling US$ 640 million, US$520 million payments for the incorporation of intangible assets, payments from futures contracts, term, options and financial swaps totaling US$ 4 million, US$ 222 million 90 day plus investments and other outflows totaling US$ 6 million. These investment cash outflows were offset by: US$ 87 million Interest received, 90 plus days investment interest of US$ 200 million and other US$ 8 million inflows, and (iv) the effects on the variation in the exchange rate on cash and cash equivalent by US $ 109 million.

•        A US$ 95 million increase in other current financial assets mainly consisting of 90+ day collocations as follows: (i) Enel Distribución Goiás of US$ 43 million, (ii) EGP Volta Grande of US$ 13 million, (iii) Emgesa of US$ 18 million y (iv) Codensa of US$ 16 million.

•        A US$ 17 million increase in other current non-financial assets mainly consisting of fiscal credit for VAT.

•        US$ 45 million increase in current stock, corresponding mainly to an increase in material purchase for electric infrastructure maintenance in Codensa of US$ 23 million and Enel Distribución Goiás of US$ 32 million. This was partially offset by US$ 10 million in Edesur, mainly due to the effects of the devaluation of the Argentine peso against the US dollar.

•        A US$ 17 million Increase in Other Assets for Current Taxes mainly corresponding to the increase in Monthly Provisional Payments (MPP).

      A US$ 579 million increase of Non-current assets equivalent to 2.8%, mainly due to:

A US$ 51 million increase in Other non-current financial assets mainly due to an increase in accounts receivable in distribution companies in Brazil due to the application of IFRS 12.

A US$ 1,619 million increase in Other Non-financial and Non-current assets mainly from tax recognition for recovery in Enel Distribución Sao Paulo and Enel Distribución Ceará of US$ 1,198 million and US$ 346 million, respectively, as a result of a ruling of the supreme court in Brazil that granted the right to our subsidiaries to recover certain taxes that, following a market practice, were overpaid in the past (PIN/COFINS). The point in question is that the basis for determining these taxes included the ICMS tax, a situation which has now been resolved.

The overpayment of PIS/COFINS taxes was also passed on at the time to the end customers, so simultaneously with the recognition of these taxes to recover, our subsidiaries have recognized a regulatory liability and for the same amounts, net of any costs incurred by the Companies in these legal proceedings. (see explanation of commercial accounts and other non-current payables, on page 39 of this document).

The amounts indicated above were partially offset by the effects of the currency devaluation in relation to the US dollar.

•        A US$ 299 million decrease in commercial receivables and other non-current receivables mainly from (i) the decrease of regulatory receivable in Brazilian subsidiaries mainly for short term transfers of US$ 101 million in Enel Distribución Sao Paulo and US$ 115 million in Enel Distribución Goias respectively, and (ii) additional decrease in receivables due to the devaluation of currencies against the US dollar, especially in Argentina, with reference to the receivables in VOSA and Foninvemen, where the effect totaled US$ 77 million.

•        A US$ 447 million decrease in Intangible Assets other than capital gains consisting mainly of (i) a US$ 382 million decrease due to the conversion effects of the U.S. dollar from each subsidiary's functional currencies, (ii) depreciation and impairment losses of US$ 318 million and (iii) US$ 249 million in other decreases mainly for transfers to financial assets to be recovered at the end of the concession. This was partially offset by (i) a US$ 497 million increase for new investments, and (ii) US$ 5 million other increases as a result of the application of IAS 29 in our Argentine subsidiaries.

•         A US$ 67 million decrease in Value mainly explained by the conversion effects of the US dollar from the functional currencies of each subsidiary.

•        A US$ 223 million decrease in properties, plants and equipment consisting mainly of (i) US$ 923 million decrease due to the conversion effects of the US dollar from the functional currencies of each subsidiary, and (ii) a US$ 363 million depreciation and impairment losses. This was partially offset by (i) a US$ 510 million increase for new investments, (ii) initial valuation of usage rights of US$ 75 million from the application IFRS 16 "Leases" (hereinafter IFRS 16), (iii) US$ 444 million in other increases as a result of the application of IAS 29 in our Argentine subsidiaries, and (iv) US$34 million other various increases.

Liabilities and Equity
	September 2019	December 2018	Variation	Variation
	(US$ million)%

Current Liabilities	5,983	9,650	(3,667)	(38.0%)
Non Current Liabilities	10,045	8,914	1,131	12.7%

Total Equity	11,852	8,832	3,020	34.2%
attributable to owners of parent company	9,719	6,724	2,995	44.5%
attributable to non-controlling interest	2,133	2,108	25	1.2%

Total Liabilities and Equity	27,880	27,396	484	1.8%

Enel Américas’ total liabilities and equity as of September 30, 2019 increased by US$ 484 million as compared to the total liabilities and equity as of December 2018, mostly attributable to:

      Current liabilities decreased by US$ 3,667 million, explained mainly by:

•        A US$ 121 million decrease in Other current financial liabilities which is basically explained by:

      (i) a US$ 58 million decrease in Enel Distribución Ceará, for the payment of bank loans totaling US$ 144 million, offset by the issuance of new debt of US$ 51 million and transfers of loans from short-term to long-term totaling US$ 31 million, (ii) a US$ 118 million decrease in Enel Distribución Rio, mainly for the payment of bank loans of US$ 335 million, offset by the issuance of new debt totaling US$ 73 million and transfers of loans from short-term to long-term totaling US$ 145 million, (iii) a US$ 26 million decrease in Codensa, mainly due to bank loan payments and US$142 million bonds offset by increased new debts totaling US$ 61 million and long-term debt transfer of US$ 60 million, (iv ) a US$ 133 million decrease in Emgesa, for bond payments and other loans totaling US$ 195 million, accrued interest increase of US$ 58 million offset by long-term transfers of US$ 74 million plus interest paid for bonds totaling US$ 64 million, (v) a US$ 41 million decrease in Grupo Enel Peru, mainly for bank loan payments and bonds totaling US$ 101 million offset by US$ 77 million in long-term transfer.

This is partially offset by: (i) a US$ 181 million increase in Enel  Distribución Goiás, mainly due to an increase in debt issuance of US$ 47 million , plus interest accrued and transfers from long term totaling US$ 210 million, offset by loan payments of US$ 110 million , (ii) a US$ 60 million increase in Enel  Generación Fortaleza, mainly for long-term transfer and (iii) a US$ 9 million increase in Edesur, mainly from US$ 4 million interest accrual and transfers from long term totaling US$ 5 million.

A US$ 772 million decrease in commercial accounts and other current payables which is mainly explained by (i) a US$ 202 million decrease in Edesur of which US$ 115 million is explained by the regulatory agreement signed with the Argentine National State, US$ 188 million from the conversion effects related to the devaluation of the Argentine peso against the US dollar, US$ 88 million for fine write-offs offset by US$152 million in higher payables to suppliers for energy purchases, (ii) a US$ 66 million decrease in Codensa, which corresponds mainly to payments from suppliers totaling US$ 129 million, US$ 44 million in dividend payments offset by acquisition of new purchases of US$ 53 million and net dividend increase of US$ 69 million, (iii) a US$ 25 million decrease in Central Docksud mainly for payments to suppliers totaling US$ 12 million and the conversion effects related to the devaluation of the Argentine peso against the US dollar of US$ 17 million, offset by the acquisition of new purchases totaling US$ 4 million, (iv) a US$ 151 million net decrease in Enel Américas, mainly for dividend payments of US$ 172 offset by US$ 20 million in share issuance provisions, (v) a US$ 45 million decrease in Enel  Distribución Goiás, mainly for payments to suppliers for energy purchases of US$ 56 million, US$ 29 million for the conversion effect of the Brazilian Real against the US dollar offset by energy purchases of US$ 40 million, (vi) a US$ 42 decrease mainly in Enel  Distribución Rio for sectoral liability payments of US$ 79 million, supplier payments for material purchases of US$ 4 million, US$ 23 million related to the conversion effects of the Brazil Real against the US dollar offset by long-term transfer of sectoral liabilities of US$ 64 million, (vii) a US$ 71 million decrease in Enel  Generación Fortaleza mainly for energy purchase payments of US$ 86 million net of the conversion effects of the Brazilian Real against the US dollar, offset by US$ 7 million for new purchases of materials and services and US$ 8 million for gas purchases, (viii) a US$ 60 million decrease in Enel Generación Cachoeira mainly for the net effect of lower gas purchases of US$ 125 million and US$ 11 million related to the conversion effects against the US dollar, offset by new energy purchases of US$ 76 million, (ix) a US$ 40 million decrease in Enel Generación Costanera mainly for supplier payments of US$ 16 million and US$ 30 million for the conversion effects for the devaluation of the Argentine peso against the US$ dollar offset by new purchases to various suppliers totaling US$ 6 million, (x) a US$ 25 million decrease in Enel Generación Chocón mainly US$ 16 million for the reversal of interest provisions and US$ 9 million related to the conversion effects for the devaluation of the Argentine peso against the dollar and (xi) US$ 35 million from lower energy purchases in Grupo Enel Peru.

•        A US$ 2,624 million decrease in accounts payable to current related entities mainly for debt payment that Enel Brasil had with Enel Finance International (EFI), for the purchase of Electropaulo totaling US$ 2,487 million, a payment that was carried out using funds raised by a capital increase of Enel Américas.

A US$ 157 million decrease in other current provisions mainly related to (i) a US$ 90 million decrease in Edesur of which US$ 37 million are related to financial updates, US$ 45 million for the conversion effects from the devaluation of the Argentine peso against the US dollar, a US$10 million decrease in penalty provisions for service quality and safety on public roads and US$ 8 million for long-term reclassifications, offset by US$ 10 million from increased provisions for labor and civil litigations and (ii) a US$ 63 million decrease in Enel  Distribución Sao Paulo, which is explained by the US$ 83 million transfer of the debt of Eletrobras to commercial payables, US$9 million for the conversion effects against the US dollar and US$ 19 million in labor and civil provisions payments offset by US$ 48 million provisions from long term.

A US$ 9 million Current Tax Liabilities decrease for the settlement of income taxes for the 2018 tax year, net of the corresponding provisions for 2019.

      A US$ 1,131 million increase in Non-Current Liabilities equivalent to 12.7% variation explained mainly by:

•        A US$ 196 million increase in other non-current financial liabilities (financial debt and derivatives) mainly explained by (i) a US $129 million debt increase in Enel  Distribución Ceará for the issuance of new US $167 million bond and US$20 million new loan, US$ 28 million transfers of short-term loans plus the US$ 2 million effect of the initial application of IFRS 16 and US$ 30 million related to the conversion effect of the Brazilian Real against the US dollar, (ii) a US$ 190 million increase in Enel Distribcion Rio for US$ 359 million in new loans, US$ 125 million in short-term transfer plus the initial application effect of IFRS 16 of US$ 3 million, US$ 46 million related to the conversion effect of the Brazilian Real against the US dollar, (iii) a US$30 million increase in Enel Distribución Sao Paulo mainly due to the issuance of new bond debt of US$386 million and a US$ 22 million debt increase due to the initial recognition of IFRS 16 offset by advance bond payments of US$ 326 million and US$ 11 million for short-term transfers and US$ 41 million related to the conversion effect of the Brazilian Real against the US dollar, (iv) a US$ 74 million increase in Codensa, mainly due to the US$ 147 million new bond issuances plus the initial implementation effect of IFRS 16 of US$ 4 million and US$ 20 million in new loans offset by US$ 60 million in short-term transfers and US$ 37 million related to the conversion effect of the devaluation of the Colombian peso against the US dollar. This was partially offset by (i) a US$ 129 million decrease in Emgesa mainly related to the US$ 76 million debt transfer for short-term bonds, US$ 52 million related to the conversion effect of the Brazilian Real against the US dollar, (ii) a US$ 42 million decrease in Enel  Distribución Goiás mainly explained by US$ 232 million related to short-term loan transfers, US$ 5 million related to the conversion effect of the Brazilian Real against the US dollar offset by US$193 million in new loans plus US$ 3 million of the initial implementation effect of IFRS 16 and (iii) a US$ 60 million decrease in Enel Generación Fortaleza mainly explained by short-term loan transfer of US$ 61 million and a US$ 1 million exchange rate variation.

•        A US$ 1,471 million Increase in commercial accounts and other non-current payables which is mainly explained by US$ 1,198 million for the recognition of new liabilities in Enel  Distribución Sao Paulo and US$ 346 million in Enel  Distribución Ceará which represent amounts that our subsidiaries must return to their customers as they recover certain taxes that were overpaid in the past, net of any costs incurred by the Companies in the court proceedings associated with this matter, see page 35 of this document in Increase of Other non-current non-financial Assets.

Furthermore was partially offset by US$ 138 million decrease in Enel Distribución Goiás mainly related to short-term transfer of regulatory liabilities, less the conversion effects of the devaluation of the Brazilian Real.

•        A US$ 457 million decrease in other non-current provisions explained mainly by (i) US$ 383 million in Enel Distribución Sao Paulo due to the US$ 337 million Eletrobrás debt transfer to long-term commercial accounts, a US$ 26 million from the conversion effects, and US$ 20 million from the decrease of labor risks and (ii) a US$ 74 million decrease in Enel  Distribución Goias mainly for US$ 39 million legal and labor litigation payments and US$ 35 million for lower civil and labor contingencies.

•        A US$ 52 million increase in Deferred Tax Liabilities, which is mainly explained by a US$ 55 million increase in Argentine subsidiaries mainly generated by the application of IAS 29 in the balance sheet items (mainly fixed assets).

•        Total Equity increased by US$ 3,020 million explained by:

Equity attributable to the property (shareholders) of the controller increased US$2,995 million mainly due to (i) a US$ 822 million increase in profits during the period, (ii) a US$ 3,020 million Enel Américas’ capital increase related to a Public Offer. This was partially offset by (i) a US$ 727 million decrease of other miscellaneous reserves mainly US$ 884 million related to the conversion differences offset by US$ 157 million related to the application of IAS 29 in "hyperinflationary economies" in Argentina and (ii) a US$ 120 million decrease in dividend payment.

Non-controlling shareholdings increased by US$ 25 million and can be explained mainly by (i) a US$ 399 million increase in profits during the period offset by (ii) US$106 million increase of other miscellaneous reserves due to the application of IAS 29 in "hyperinflationary economies" in Argentina, offset by (i) a US$ 266 million decrease in dividend payment and (ii) a US$ 214 million decrease of comprehensive results.

The development of the main financial indicators is as follows

Indicator		Unit	09/30/2019	12/31/2018	09/30/2018	Change	% Change

Liquidity	Current liquidity (1)	Times	1.05	0.66		0.39	58.9%
	Acid ratio test (2)	Times	0.99	0.63		0.36	57.6%
	Working Capítal	MMUSD	306	(3,267)		3,573	(109.4%)
Leverage	Leverage (3)	Times	1.35	2.10		(0.7)	(35.7%)
	Short Term Debt (4)%		37.3%	52.0%		(14.7)	(28.2%)
	Long Term Debt (5)%		62.7%	48.0%		14.7	30.5%
	Financial Expenses Coverage (6)	Times	4.34		4.62	(0.28)	(6.1%)
Profitability	Operating Income/Operating Revenues	%	20.4%		18.3%	2.1	11.6%
	ROE (annualized) (7)%		18.6%		13.0%	5.6	42.7%
	ROA (annualized) (8)%		7.4%		5.0%	2.4	48.6%
(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.

(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent for 12 mobile months as of September 30 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.

(8) Corresponds to the ratio between (i) total result for 12 mobile months as of September 30 and (ii) the average of total assets at the beginning of the period and at the end of the period.

The Company’s Current liquidity as of September 30, 2019 reached 1.05 times, showing a 58.9 % increase in relation to December 2018, mostly explained by decreased current liabilities as a result of the payment of credits obtained for the purchase of Enel Distribución Sao Paulo.

The Company’s Acid Test as of September 30, 2019 reached 0.99 times, showing a 57.6 % increase in relation to December 2018, mostly explained by decreased current liabilities

- The Company’s Working capital as of September 30, 2019 was US$ 306 million showing an improvement in relation to December 31, 2018 also related to the decrease of current liabilities.

- The Company’s Leverage (indebtedness ratio) stood at 1.35 times as of September 30, 2019, a 35.7 % decrease in relation to December 31, 2018 also related to the decrease of current liabilities.

- The Hedging of financial costs as of the period that ended on September 30, 2019 was 4.34 times, which represents a 6.1 % decrease as compared to the same period of the previous year, mainly because of higher financial costs.

- The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 20.4 % on September 30, 2019.

- The Return-on-equity of the controller’s property owners (shareholders) was 18.6 % representing a 42.7% increase as a result of an increase in the income attributable to the property owners for the previous period.

- The Return-on-assets stood at 7.4 % as of September 30, 2019 representing a 48.6% increase mostly due to income increase for the period in relation to the same period of the year before.

MAIN CASH FLOWS

The Company’s net cash flows were negative as of September 30, 2019 and reached US$154 million which represents a US$ 422 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to September 2019 are described below:

Net Cash Flow
	September 2019	September 2018	Variation	Variation
	(US$ million)%

From Operating Activities	1,346	881	465	52.8%

From Investing Activities	(1,097)	(2,640)	1,543	(58.4%)

From Financing Activities	(404)	2,027	(2,431)	(119.9%)

Total Net Cash Flow	(154)	268	(422)	(157.5%)

The net cash flows stemming from operating activities totaled US$ 1,346 million in September 2019, representing a 52.8 % increase in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 2,273 million increase in collections from the sale and provision of services, (ii) a US$ 7 million charge increase for operations, (iii) US$ 10 million more from charges related to premiums, services, annual fees and other benefits from endorsed policies and (iv) US$ 9 million less from royalties and commissions. These effects were partially offset by the type of cash payments from operations mainly from (i) US$ 963 million more in payments to suppliers for the supply of goods and services, (ii) US$ 108 million more in payments to and on behalf of employees, (iii) US$ 795 million more in other payments for operation activities (iv) US$ 32 million less in income tax payments and (v) US$ 18 million more in other cash outgoings.

The net cash flows coming from (used in) investment activities were outgoings totaling US$ 1,097 million as of September 2019, stemming mainly from (i) US$ 640 million for the incorporation of plants and equipment, (ii) US$ 520 incorporation of intangible assets, (iii) US$ 4 million payments arising from forward-looking, option-sharing and financial swap contracts (iv) US$ 222 million in 90 days + investments and (v) US$ 6 million of other outflows. These investment cash flow outflows were offset by (i) US$ 87 million of Interest received, (ii) US$ 200 million for redemption of investments payments of 90 days+ and (iii) US$ 8 million from other income.

The net cash flows coming from (used in) financing activities were outgoings totaling US$ 404 million as of September 2019, stemming mainly from (i) US$ 4,091 million of loan payments of which US$ 3,098 million was for bank credit payments, US $945 million in bonds and US$ 48 million from other sources of financing, (ii) US$ 635 million of dividend payments, (iii) US$ 499 million of interest payments, (iv) US$ 40 million of payments of financial lease liabilities, and (v) US$ 2,487 million of debt payment to Enel Finance International (EFI) for the purchase of Eletropaulo, payment made with funds raised by Enel Américas in its capital increase. This was partially offset by (i) US$ 3,020 million of funds for the Public Offer launched by Enel Américas, (ii) US$ 4,318 million of financing of which US$ 3,006 million corresponds to bank loans and US$1,311 million in bonds, and (iii) US$ 10 million of other cash inflows.

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in September 2019 and 2018.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2019	2018	2019	2018

Enel Generación Chocón S.A.	1	1	9	9
Enel Generación Costanera S.A.	3	11	27	27
Emgesa S.A.E.S.P.	78	74	54	56
Enel Generación Perú S.A.	32	40	41	39
Enel Distribución Goiás (Celg)	111	134	61	66
EGP Cachoeira Dourada S.A.	2	1	5	5
Enel Generación Fortaleza	4	5	11	7
Enel Cien S.A.	1	1	11	12
Enel Distribución Sao Paulo S.A.	165	121	120	51
Edesur S.A.	133	48	36	30
Enel Distribución Perú S.A.	122	72	42	39
Enel Distribución Rio (Ampla) (*)	118	118	81	63
Enel Distribución Ceará (Coelce) (*)	125	154	49	43
Codensa S.A.	227	230	90	91
Enel Trading Argentina S.R.L.	-	1	-	0
Central Dock Sud S.A.	23	18	21	17
EGP Volta Grande	2	-	-	-
Enel Generación Piura S.A.	3	4	9	9
Enel X Brasil	7	-	3
Holding Enel Americas y Sociedades de Inversión	3	4		5

Total	1,160	1,036	669	570

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

      Public authorities will approve such environmental impact studies;

      Public opposition will not derive in delays or modifications to any proposed project;

      Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel Américas has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-              Compliance with the good corporate governance standards.

-              Strictly compliance with the Group’s whole regulatory system

-              Each business and corporate area define:

                                       I.     The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                       II.    Criteria related to counterparts.

                                     III.    Authorized operators.

-        For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-         All operations of corporate areas and business operate within the limits approved in each case.

-        Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position

	09-30-2019%	12-31-2018%
Fixed Interest Rate	39%	59%

21.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-        Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-        Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-         Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-        Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-                  Fuel purchases in the process of electric energy generation.

-                  Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of September 2019, there were operations of energy futures purchase agreements in place for the amount of 1.32 GWh. Said purchases support energy sale contracts on the wholesale market. As of September 30,  2019, 3.96 GWh in energy futures purchases have been settled in order to hedge portfolio contracts.

As of December 31, 2018, there were contracts for the purchase of energy futures in place totaling 5.28 GWh. Said purchases support an energy sale contract in the wholesale market. As of December 31, 2018, 10.92 GWh in sale contracts and 7.2 GWh energy futures purchases have been settled

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and conditions of such financial debt and financial derivatives (see notes 20, 21 and Annex 2).

As of September 30, 2019, the Enel Américas Group held a liquidity position of US$ 1,640 million in cash and other equivalents and US$ 705 million in long-term credit lines available unconditionally. As of December 31, 2018, the Enel Américas Group’s liquidity position totaled US$ 1,904 in cash and cash equivalents and US$ 650 in unconditionally-available long-term lines of credit.

21.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-                  Financial debt.

-                  Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-                  The USS Libor rate of interest.

-                  The various currencies in which our companies operate, the habitual local indices of bank practices.

-                  The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross-default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas or of any important subsidiary with an unpaid capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract) with a capital amount more than US$150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 28, 2019